Exhibit 99.2

FORTUNA SILVER MINES INC. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Annual and Special Meeting to be held on Monday, June 28, 2021 virtually via live audio webcast at 9:00am (Pacific time). This Form of Proxy is solicited by and on behalf of Management. Notes to proxy Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the annual and special meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 9:00 am, (Pacific time), on Thursday, June 24, 2021. Fold VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the TelephoneTo Vote Using the Internet To Virtually Attend the Meeting Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. You can attend the meeting virtually by visiting the URL provided on the back of this proxy. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder I/We being holder(s) of common shares of Fortuna Silver Mines Inc. (the “Company”) hereby appoint: Jorge Ganoza Durant, CEO, or failingOR him, David Laing, Chairman, or failing him, David Farrell, Director, or failing him, Linda Desaulniers, Corporate Counsel (the “Management Nominees”) Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. Note: If completing the appointment box above YOU MUST go to https://www.computershare.com/fortuna and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual and Special Meeting of shareholders of the Company to be held online at https://web.lumiagm.com/208799817 on Monday, June 28, 2021 at 9:00 am, (Pacific time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Share Issuance Resolution To consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Share Issuance Resolution”) to authorize and approve the issuance of common shares in the capital of the Company in connection with the proposed acquisition by the Company of all of the outstanding common shares of Roxgold Inc. (“Roxgold”) pursuant to the proposed plan of arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving the Company and Roxgold. The full text of the Share Issuance Resolution is set forth in Schedule “A” to the Fortuna management information circular dated May 26, 2021. ForAgainst Fold Appointment of Auditors To appoint KPMG LLP, Chartered Professional Accountants as Fortuna’s auditors for the ensuing year and to authorize the board of directors of the Company to fix their remuneration. Number of Directors To determine the number of Directors to be elected to be six. ForWithhold ForAgainst Election of Directors ForWithhold ForWithhold ForWithhold Jorge Ganoza Durant David Laing Mario Szotlender David Farrell Alfredo Sillau Kylie Dickson Fold Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. Signature(s) Date MM / DD / YY F S V Q 3191 18 A R 0